                                                                                                       September 21, 2007

Ms. Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:  Post-effective amendments to certain Form S-3 registration statements

Dear Ms. Samuel:

We are filing this letter under Rule 477 of the Securities Act of 1933 to request the withdrawal of two Form S-3 filings that were filed yesterday with the Commission in error.  The file numbers for these Form S-3s are 33-61143, 333-62246 and 333-103473.  Although
securities may have been sold since yesterday under the currently-effective version of these Form S-3s, we have not sold any securities based specifically on these erroneous filings.  We apologize for any inconvenience associated with these inadvertent filings.

                                                              Sincerely,

                                                       /s/C. Christopher Sprague
                                                           C. Christopher Sprague